Exhibit 99.1

Passengers transported by LATAM Group to international destinations grew 44% in August this year, compared to 2022

•	The total number of passengers transported during August reached 6.7 million people, 16.3% compared to the same month in 2022. In the first eight months of the year, LATAM transported more than 47 million people.

September 12, 2023 - LATAM Group reported that the total number of passengers transported last August grew 16.3% compared to the same month in 2022, reaching 6.7 million people. Of this amount, passengers transported to international destinations stood out growing 44.1%. In turn, the amount of passengers carried in domestic SSC flights (Chile, Colombia, Ecuador and Peru) grew 14.2%; and domestic flights from Brazil grew 9.7%.

So far this year, the total number of passengers transported reached more than 47 million people, a change of 19.6% compared to January - August 2022 section.

Operational statistics for August 2023

Regarding operations measured in available seats – kilometers (ASK), they grew by 16% compared to August 2022 and, during the first eight months of 2023, capacity increased by 23.7% compared to the same period of 2022.

Passenger traffic measured in revenue passenger-kilometers (RPK) grew 18.6% compared to the same month in 2022, highlighting the 33.9% increase on international routes. So far this year, LATAM Group increased its RPK by 25.3%.

In cargo, capacity (measured in available ton-kilometers - ATK) increased by 9.3% compared to August 2022, reaching 596 million available ton-kilometers.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-3844

www.latamairlinesgroup.net

The following table summarizes the traffic activity in August and the accumulated of 2023 compared to 2022.

LATAM GROUP OPERATIONS	August			Year to Date
	2023	2022	% Change	2023	2022	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,083	8,499	18.6%	73,058	58,308	25.3%
DOMESTIC SSC (1)	1,766	1,591	11.0%	13,098	12,509	4.7%
DOMESTIC BRAZIL (2)	3,222	3,102	3.9%	23,717	20,663	14.8%
INTERNATIONAL (3)	5,095	3,806	33.9%	36,243	25,135	44.2%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	11,877	10,240	16.0%	88,997	71,954	23.7%
DOMESTIC SSC (1)	2,122	1,948	9.0%	16,092	15,496	3.8%
DOMESTIC BRAZIL (2)	3,817	3,754	1.7%	29,779	26,115	14.0%
INTERNATIONAL (3)	5,938	4,538	30.8%	43,126	30,343	42.1%

PASSENGER LOAD FACTOR
SYSTEM	84.9%	83.0%	1.9pp	82.1%	81.0%	1.1pp
DOMESTIC SSC (1)	83.2%	81.7%	1.6pp	81.4%	80.7%	0.7pp
DOMESTIC BRAZIL (2)	84.4%	82.6%	1.8pp	79.6%	79.1%	0.5pp
INTERNATIONAL (3)	85.8%	83.9%	1.9pp	84.0%	82.8%	1.2pp

PASSENGER BOARDED (thousand)
SYSTEM	6,654	5,723	16.3%	47,553	39,768	19.6%
DOMESTIC SSC (1)	2,502	2,191	14.2%	17,805	16,600	7.3%
DOMESTIC BRAZIL (2)	2,996	2,730	9.7%	21,582	18,023	19.7%
INTERNATIONAL (3)	1,156	802	44.1%	8,165	5,144	58.7%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	300	304	-1.6%	2,382	2,287	4.2%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	596	545	9.3%	4,655	3,981	16.9%

CARGO LOAD FACTOR
SYSTEM	50.3%	55.8%	-5.6pp	51.2%	57.5%	-6.3pp

(1)	Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2)	Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3)	International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-3844

www.latamairlinesgroup.net

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, having a combined fleet of 18 freighter aircraft, which will gradually increase to a total of 19 cargo aircraft by 2024. These cargo subsidiaries have access to the group’s passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-3844

www.latamairlinesgroup.net

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